Exhibit 23.3
Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated October 16, 2015 with respect to the statement of revenues over certain operating expenses of Von Karman Tech Center for the year ended December 31, 2014, (ii) our report dated August 23, 2016 with respect to the statement of revenues over certain operating expenses of the Commonwealth Building for the year ended December 31, 2015, and (iii) our report dated January 20, 2017 with respect to the statement of revenues over certain operating expenses of The Offices at Greenhouse for the year ended December 31, 2015, all of which audit reports are included in Post-Effective Amendment No. 3 to the Registration Statement (Form S-11 No. 333-207471) and the related Prospectus of KBS Growth & Income REIT, Inc. for the registration of $2,300,000,000 of shares of its common stock.

/s/ Squar Milner LLP
Newport Beach, California
February 14, 2017